

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2013

Via E-mail
Mr. Jonathan W. Grisham
Chief Financial Officer
Acadia Realty Trust
1311 Mamaroneck Avenue, Suite 260
White Plains, New York 10605

> **Re:** **Acadia Realty Trust**
> **Form 10-K for the Fiscal Year Ended December 30, 2012**
> **Filed February 27, 2013**
> **File No. 1-12002**

Dear Mr. Grisham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 2. Properties, pages 18 to 24

1. We note that certain properties in your table had occupancy rates below 50% as of December 31, 2012. Please tell us how you applied your impairment testing procedures to these properties.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Same Store Net Operating Income – Core Portfolio, page 38</u>

2. We note your response to comment 7 in your letter to the Staff dated April 4, 2012. Please expand your discussion of the properties included within the caption "Less properties excluded from Same Store NOI" by addressing your policies related to how you define properties which you expect to sell and those which you deem subject to redevelopment. In your response, please quantify the number of properties and the related reason such properties were removed from Same Store NOI and tell us how you determine that properties previously removed from Same Store NOI should once again be included in the calculation. Finally, discuss the relative impact of occupancy and rent rate changes on your same store performance.

<u>Financial Statements</u>

<u>Consolidated Statements of Income, page F-4</u>

3. We note that approximately 56% of net income for the year ended December 31, 2012 was allocated to non-controlling interests. Please provide us with more detail regarding the manner in which net income is allocated to non-controlling interests. In your response provide us with an analysis detailing the amount of net income allocated to non-controlling interests related to the core portfolio and each fund. In addition, to the extent significant preferences or infrequent distributions are made to non-controlling interests in any given year, please expand your MD&A disclosure to discuss these items.

<u>Consolidated Statements of Cash Flows, page F-9</u>

4. We note that the cash flows provided by operating activities exceed the distributions made to common shareholders and non-controlling interests for the year ended December 31, 2012. Please tell us, and expand the liquidity section of your MD&A to discuss, the funding sources for these distributions.

<u>Notes to Consolidated Financial Statements</u>

<u>5. Notes Receivable and Other Real Estate Related Investments, page F-27</u>

5. Explain to us how you have met all of the disclosure requirements of ASC Topic 310-10-50 related to your financing receivables. Specifically, explain to us how you have met the disclosure requirements related to non-accrual or past due loans and impaired loans, disclosures related to the allowance for credit losses related to loans Additionally, explain to us how you have met the requirements to disclosure certain credit quality information or explain to us why these disclosures are not applicable.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or the undersigned, at (202) 551-3438 if you have questions regarding comments on the financial statements and related
matters.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant